SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 27, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated April 27, 2009, the Company reported that following the ordinary course of its business, it continues to take advantage of the best opportunities to realize certain of the Company’s non-strategic assets for its subsequent reinvestment, as it was duly informed by letter dated January 30, 2009, filed with the Comisión Nacional de Valores.

Consequently, since then and until today, the Company has sold, through several deeds of transfer celebrated on the occasion of different transactions, certain office units, which represented a total of 15,144 gross leasable square meters, for a total of US$ 39.8 millions.

The Company highlights that from the amounts and meters informed in the previous paragraph, it has sold through several transactions, 12,396 gross leasable square meters for a total amount of U$S 30.7 millions during the last week.

This decision not only allows the Company to increase its financial strength, but also allows it to refocus in the execution of potential business opportunities that arise in the new market environment. On the other hand, the proceeds obtained from these transactions will be applied in the future in accordance with the commitments assumed by the Company, among others, those arising from its Notes due 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: April 28, 2009